[redacted]

13013041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/5

SEC Mail Processing Section FEB 28 2013 Washington DC 402

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68790 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

**ATON SECURITIES, INC.**

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 940
(No. and Street)

New York (City) N Y (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Konstantin Kirsanov 914-260-8326
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name - if individual, state last. first. middle name)

| **10 Cuttermill Road** | **Great Neck** | **NY** | **11021** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SM 3/8/13

 Potential persons who are to respond to the collection of information

# OATH OR AFFIRMATION

I, Konstantin Kirsanov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aton Securities, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# ATON SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2012

***Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT***

**ATON SECURITIES, INC.**
**INDEX**
**DECEMBER 31, 2012**

# Lilling & Company LLP

Certified Public Accountants

## *INDEPENDENT AUDITOR'S REPORT*

To the Board of Directors
Aton Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Aton Securities, Inc., (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

**Opinion**
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aton Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 25, 2013***

**ATON SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,131,016 |
| Office equipment - net of accumulated depreciation of $203 | 351 |
| Other assets | 5,885 |
| **Total Assets** | $ 1,137,252 |
| | |
| **Liabilities And Stockholder's Equity** | |
| **Liabilities** | |
| Accrued expenses and other liabilities | $ 25,490 |
| Liabilities subordinated to claims of general creditors | 1,000,000 |
| **Total Liabilities** | 1,025,490 |
| **Commitments And Contingencies** | |
| **Stockholder's Equity** | |
| Common stock, $0.01 par value, 100 shares issued and outstanding | 1 |
| Additional paid in capital | 3,534,657 |
| Accumulated deficit | (3,422,896) |
| **Total Stockholder's Equity** | 111,762 |
| **Total Liabilities And Stockholder's Equity** | $ 1,137,252 |

The accompanying notes are an integral part of these financial statements.

**NOTE 1 -- Organization**

Aton Securities, Inc. ("Company"), a Delaware company incorporated on December 11, 1997, is a registered broker-dealer in securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a subsidiary of Aton Financial Holding, a privately held enterprise incorporated in the Cayman Islands with an administrative office based in Nicosia, Cyprus.

The Company was established to engage in brokerage activity, on behalf of its customers, in U.S. corporate securities and American Depository Receipts of Russian companies. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

The financial statements were prepared for the year ended December 31, 2012 and include all transactions from January 6, 2012, the date the Company was accepted into membership with FINRA. The firm has not conducted any securities business during the year ended December 31, 2012.

**NOTE 2 – Summary Of Significant Accounting Policies**

The following is a summary of significant accounting policies followed by the Company:

**Accounting Standards Codification**

The Financial Accounting Standards Board ("FASB") issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

**Basis of Presentation**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2 – Summary Of Significant Accounting Policies (Continued)**

**Cash and Cash Equivalents**

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

The Company maintains substantially all of its cash and cash equivalents invested at a nationally recognized financial institution, which at times may exceed federally insured limits.

**Office Equipment**

Office equipment is recorded at cost and depreciation is computed using the straight-line method over the estimated life of the assets, generally three years.

**Income Taxes**

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

The Company files a Federal, New York State and New York City tax return. No income tax returns are currently under examination. The Company is no longer subject to Federal, New York State or New York City tax examinations by tax authorities for the years prior to 2009. Management has analyzed the Company's tax positions taken on income tax returns for all open tax years and has concluded that, as of December 31, 2012, no liabilities are required to be recorded in connection with such tax positions in the Company's financial statements

The Company's income tax expense for the year ended December 31, 2012 consists of state and local taxes of $949, which is included in other expenses.

At December 31, 2012, the Company had a Federal net operating loss carryover of approximately $3,042,000 which may be used to offset U.S. Federal, State and local taxable income.

The Federal net operating loss carryovers reflected above expire at various times commencing with December 31, 2023. The Company has establish a valuation allowance for the full value of all deferred tax assets as they have determined that realization is not likely due to the Company's lack of profitable operating history.

## NOTE 4 -- Commitments And Contingencies

**Lease obligations**

The Company leases office space, which is on a month to month basis, of $1,300 a month.

The Company leases a corporate apartment in New York City, which is on a month to month basis, of $2,500 a month.

Rent expense for the year ended December 31, 2012 was as follows

| | |
|---|---|
| Office lease | $ 15,600 |
| Apartment lease | 27,500 |
| | $ 43,100 |

## NOTE 5 -- Liabilities Subordinated To Claims Of General Creditors

The Company's subordinated liability at December 31, 2012 consists of a subordinated note from Aton Financial Holding. The loan bears interest at 2% and is due on January 6, 2015. Interest expense on the subordinated liability amounted to $19,726 during the year ended December 31, 2012.

The subordinated note is covered by an agreement approved by FINRA and is available in computing regulatory net capital. To the extent such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## NOTE 6 -- Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company has elected to use the alternative minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of $1,105,526, which was $855,526 in excess of its minimum requirement of $250,000.

## NOTE 7 – Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.